Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, IL 60606                                      (NUVEEN INVESTMENTS LOGO)
312.917.7700

December 7, 2009

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

RE:  Nuveen Managed Investment Companies
     Rule 17g-1 Notice - Fidelity Bond Coverage

Dear Sir or Madam:

Pursuant to the provisions of Rule 17g-1 under the Investment Company Act of 1940, please be informed that the managed investment companies in the Nuveen family are collectively covered by a fidelity bond policy.

The coverage in place for the Nuveen funds as of July 1, 2008, is under a policy from Federal Insurance Company, with a small additional policy from Federal Insurance Company.

This represents the addition of three new funds:

Nuveen NWQ Equity Income Fund
Nuveen Enhanced Municipal Value Fund
Nuveen Mortgage Opportunity Term Fund

Enclosed are:

     1.   A copy of the recovery allocation agreement.

     2. A copy of resolutions adopted by a majority of the Board of the Nuveen funds who are not "interested persons" approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by each fund.

     3. A copy of the letter confirming the addition of the above-mentioned funds to the Insurance Policy Number 81900065.

Please be advised that the premium for the currently effective bond has been paid for the period July 1, 2009 through July 1, 2010.

Other supporting documentation, including a copy of the policy and appropriations, will be sent in as soon as they are available.

Very truly yours,

NUVEEN FUNDS


/s/ Kevin J. McCarthy

Kevin J. McCarthy
Vice President and Secretary

cc:  Stephen D. Foy
     Gifford R. Zimmerman

                   AGREEMENT WITH RESPECT TO CERTAIN RECOVERY
                            UNDER JOINT FIDELITY BOND

     This Agreement, made this 1st day of January, 2005 by and between the undersigned corporations or business trusts (the "Funds"), each of which is a registered investment company managed by Nuveen Asset Management.

                                   WITNESSETH:

     WHEREAS, the boards of directors or trustees of each of the Funds, including a majority of the board members of each Fund who are not "interested persons" of such Fund, have approved obtaining the fidelity bond coverage required for each Fund by Rule 17g-1 under the Investment Company Act of 1940 in the form of one or more bonds, each of which names a number of the Funds as insured (the "joint insured bonds"); and

     WHEREAS, Rule 17g-1(f) requires each registered management investment company named as an insured in a joint insured bond to enter into an Agreement with all other named insureds with respect to sharing of any recovery under such bond in the event of a loss sustained by it and another named insured;

     NOW THEREFORE, IT IS AGREED:

     1. In the event recovery is received under any joint insured bond as a result of a loss sustained by any two or more of the Funds covered by such bond, each Fund sustaining a loss shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

     2. This Agreement shall continue in effect for such time as the parties hereto shall be named as insureds under one or more joint insured fidelity bonds designed to satisfy the requirements of Rule 17g-1, and shall not be terminated by any change in the Funds covered by any such bond or in the amount of terms of coverage provided by any such bond or by any change in the issuer of any such bond.

     3. This Agreement supersedes any prior agreement among any of the Funds relating to the subject matter hereof.

IN WITNESS WHEREOF, an officer of such parties has executed this Agreement on behalf of each of the parties, as of the day and date first written above.

NUVEEN TAXABLE CLOSED-END FUNDS

Nuveen Senior Income Fund
Nuveen Real Estate Income Fund
Nuveen Quality Preferred Income Fund
Nuveen Quality Preferred Income Fund 2
Nuveen Quality Preferred Income Fund 3
Nuveen Multi-Strategy Income and Growth Fund (formerly the Nuveen Preferred and Convertible Income Fund)
Nuveen Multi-Strategy Income and Growth Fund 2 (formerly the Nuveen Preferred and Convertible Income Fund 2)
Nuveen Diversified Dividend and Income Fund
Nuveen Tax-Advantaged Total Return Strategy Fund
Nuveen Floating Rate Income Fund
Nuveen Floating Rate Income Opportunity Fund
Nuveen Equity Premium Income Fund
Nuveen Tax-Advantaged Floating Rate Fund
Nuveen Equity Premium Opportunity Fund
Nuveen Equity Premium Advantage Fund
Nuveen Equity Premium and Growth Fund
Nuveen Global Government Enhanced Income Fund
Nuveen Global Value Opportunities Fund
Nuveen Core Equity Alpha Fund
Nuveen Multi-Currency Short-Term Government Income Fund
Nuveen Tax-Advantaged Dividend Growth Fund
Nuveen Mortgage Opportunity Fund

NUVEEN CLOSED-END MUNICIPAL BOND FUNDS

Nuveen Select Tax-Free Income Portfolio
Nuveen Select Tax-Free Income Portfolio 2
Nuveen Select Tax-Free Income Portfolio 3
Nuveen California Select Tax-Free Income Portfolio
Nuveen New York Select Tax-Free Income Portfolio
Nuveen Municipal Value Fund, Inc.
Nuveen California Municipal Value Fund, Inc.
Nuveen New York Municipal Value Fund, Inc.
Nuveen Municipal Income Fund, Inc.
Nuveen Select Maturities Municipal Fund
Nuveen Premium Income Municipal Fund, Inc.
Nuveen Performance Plus Municipal Fund, Inc.
Nuveen California Performance Plus Municipal Fund, Inc. Nuveen New York Performance Plus Municipal Fund, Inc.
Nuveen Municipal Advantage Fund, Inc.
Nuveen Municipal Market Opportunity Fund, Inc.
Nuveen California Municipal Market Opportunity Fund, Inc. Nuveen Investment Quality Municipal Fund, Inc.
Nuveen California Investment Quality Municipal Fund, Inc. Nuveen New York Investment Quality Municipal Fund, Inc. Nuveen Insured Quality Municipal Fund, Inc.
Nuveen Florida Investment Quality Municipal Fund
Nuveen New Jersey Investment Quality Municipal Fund, Inc. Nuveen Pennsylvania Investment Quality Municipal Fund
Nuveen Select Quality Municipal Fund, Inc.
Nuveen California Select Quality Municipal Fund, Inc.
Nuveen New York Select Quality Municipal Fund, Inc.
Nuveen Quality Income Municipal Fund, Inc.
Nuveen Insured Municipal Opportunity Fund, Inc.
Nuveen Florida Quality Income Municipal Fund
Nuveen Michigan Quality Income Municipal Fund, Inc.
Nuveen Ohio Quality Income Municipal Fund, Inc.
Nuveen Texas Quality Income Municipal Fund
Nuveen California Quality Income Municipal Fund, Inc.
Nuveen New York Quality Income Municipal Fund, Inc.
Nuveen Premier Municipal Income Fund, Inc.
Nuveen Premier Insured Municipal Income Fund, Inc.
Nuveen Premium Income Municipal Fund 2, Inc.
Nuveen Arizona Premium Income Municipal Fund, Inc.
Nuveen Insured California Premium Income Municipal Fund, Inc.

Nuveen Insured Florida Premium Income Municipal Fund
Nuveen Michigan Premium Income Municipal Fund, Inc.
Nuveen New Jersey Premium Income Municipal Fund, Inc.
Nuveen Insured New York Premium Income Municipal Fund, Inc. Nuveen Premium Income Municipal Fund 4, Inc.
Nuveen Insured California Premium Income Municipal Fund 2, Inc. Nuveen Maryland Premium Income Municipal Fund
Nuveen Massachusetts Premium Income Municipal Fund
Nuveen Pennsylvania Premium Income Municipal Fund 2
Nuveen Virginia Premium Income Municipal Fund
Nuveen Connecticut Premium Income Municipal Fund
Nuveen Georgia Premium Income Municipal Fund
Nuveen Missouri Premium Income Municipal Fund
Nuveen North Carolina Premium Income Municipal Fund
Nuveen California Premium Income Municipal Fund
Nuveen Insured Premium Income Municipal Fund 2
Nuveen Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund
Nuveen New York Dividend Advantage Municipal Fund
Nuveen Arizona Dividend Advantage Municipal Fund
Nuveen Connecticut Dividend Advantage Municipal Fund
Nuveen Maryland Dividend Advantage Municipal Fund
Nuveen Massachusetts Dividend Advantage Municipal Fund
Nuveen North Carolina Dividend Advantage Municipal Fund
Nuveen Virginia Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund 2
Nuveen Dividend Advantage Municipal Fund 2
Nuveen New Jersey Dividend Advantage Municipal Fund
Nuveen New York Dividend Advantage Municipal Fund 2
Nuveen Ohio Dividend Advantage Municipal Fund
Nuveen Pennsylvania Dividend Advantage Municipal Fund
Nuveen California Dividend Advantage Municipal Fund 3
Nuveen Dividend Advantage Municipal Fund 3
Nuveen Georgia Dividend Advantage Municipal Fund
Nuveen Maryland Dividend Advantage Municipal Fund 2
Nuveen Michigan Dividend Advantage Municipal Fund
Nuveen Ohio Dividend Advantage Municipal Fund 2
Nuveen North Carolina Dividend Advantage Municipal Fund 2 Nuveen Virginia Dividend Advantage Municipal Fund 2
Nuveen Insured Dividend Advantage Municipal Fund
Nuveen Insured California Dividend Advantage Municipal Fund Nuveen Insured New York Dividend Advantage Municipal Fund Nuveen Arizona Dividend Advantage Municipal Fund 2
Nuveen Connecticut Dividend Advantage Municipal Fund 2

Nuveen New Jersey Dividend Advantage Municipal Fund 2
Nuveen Ohio Dividend Advantage Municipal Fund 3
Nuveen Pennsylvania Dividend Advantage Municipal Fund 2
Nuveen Arizona Dividend Advantage Municipal Fund 3
Nuveen Connecticut Dividend Advantage Municipal Fund 3
Nuveen Georgia Dividend Advantage Municipal Fund 2
Nuveen Maryland Dividend Advantage Municipal Fund 3
Nuveen North Carolina Dividend Advantage Municipal Fund 3 Nuveen Insured Tax-Free Advantage Municipal Fund
Nuveen Insured California Tax-Free Advantage Municipal Fund Nuveen Insured New York Tax-Free Advantage Municipal Fund Nuveen Insured Florida Tax-Free Advantage Municipal Fund Nuveen Insured Massachusetts Tax-Free Advantage Municipal Fund Nuveen Municipal High Income Opportunity Fund
Nuveen Municipal High Income Opportunity Fund 2
Nuveen Municipal Value Fund 2
Nuveen Pennsylvania Municipal Value Fund
Nuveen California Municipal Value Fund 2
Nuveen New York Municipal Value Fund 2
Nuveen New Jersey Municipal Value Fund
Nuveen Enhanced Municipal Value Fund

NUVEEN OPEN-END FUNDS

Nuveen Municipal Trust
     Nuveen Intermediate Duration Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen All-American Municipal Bond Fund
     Nuveen Limited Term Municipal Bond Fund
     Nuveen High Yield Municipal Bond Fund

Nuveen Multistate Trust I
     Nuveen Arizona Municipal Bond Fund
     Nuveen Colorado Municipal Bond Fund
     Nuveen Florida Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen New Mexico Municipal Bond Fund
     Nuveen Pennsylvania Municipal Bond Fund
     Nuveen Virginia Municipal Bond Fund

Nuveen Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen California High Yield Municipal Bond Fund
     Nuveen Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen New Jersey Municipal Bond Fund
     Nuveen New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Multistate Trust III
     Nuveen Georgia Municipal Bond Fund
     Nuveen Louisiana Municipal Bond Fund
     Nuveen North Carolina Municipal Bond Fund
     Nuveen Tennessee Municipal Bond Fund

Nuveen Multistate Trust IV
     Nuveen Kansas Municipal Bond Fund
     Nuveen Kentucky Municipal Bond Fund
     Nuveen Michigan Municipal Bond Fund
     Nuveen Missouri Municipal Bond Fund
     Nuveen Ohio Municipal Bond Fund
     Nuveen Wisconsin Municipal Bond Fund

Nuveen Investment Trust
     Nuveen Large-Cap Value Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen NWQ Multi-Cap Value Fund
     Nuveen NWQ Small-Cap Value Fund
     Nuveen Tradewinds Value Opportunities Fund (formerly the Nuveen NWQ Value Opportunities Fund)
     Nuveen NWQ Global Value Fund
     Nuveen NWQ Large-Cap Value Fund
     Nuveen NWQ Small/Mid-Cap Value Fund
     Nuveen Enhanced Core Equity Fund
     Nuveen Enhanced Mid-Cap Fund
     Nuveen U.S. Equity Completeness Fund
     Nuveen Enhanced Core Equity Plus Fund
     Nuveen NWQ Equity Income Fund

Nuveen Investment Trust II
     Nuveen Rittenhouse Growth Fund
     Nuveen Tradewinds International Value Fund (formerly the Nuveen NWQ International Value Fund)
     Nuveen Tradewinds Global All-Cap Fund (formerly the Nuveen NWQ Global All-Cap Fund)
     Nuveen Santa Barbara Growth Fund
     Nuveen Santa Barbara Dividend Growth Fund
     Nuveen Santa Barbara Growth Opportunities Fund
     Nuveen Symphony All-Cap Core Fund
     Nuveen Symphony Mid-Cap Core Fund
     Nuveen Symphony Small-Mid Cap Core Fund
     Nuveen Symphony Large-Cap Value Fund
     Nuveen Tradewinds Global Resources Fund
     Nuveen Symphony Large-Cap Growth Fund
     Nuveen Symphony Optimized Alpha Fund
     Nuveen Rittenhouse Mid-Cap Growth Fund
     Nuveen Rittenhouse Strategic Growth Fund
     Nuveen Symphony International Equity Fund
     Nuveen Santa Barbara Growth Plus Fund
     Nuveen Tradewinds Global All-Cap Plus Fund
     Nuveen Tradewinds Emerging Markets Fund
     Nuveen Tradewinds Japan Fund
     Nuveen Santa Barbara EcoLogic Equity Fund
     Nuveen Santa Barbara Global Equity Fund
     Nuveen Santa Barbara International Equity Fund
     Nuveen Winslow Large-Cap Growth Fund

Nuveen Investment Trust III
     Nuveen Multi-Strategy Income Fund (formerly the Nuveen Core Bond Fund) Nuveen High Yield Bond Fund
     Nuveen Short Duration Bond Fund

Nuveen Investment Trust V
     Nuveen Preferred Securities Fund

Nuveen Managed Accounts Portfolios Trust
     Municipal Total Return Managed Accounts Portfolio
     International Income Managed Accounts Portfolio
     Enhanced Multi-Strategy Income Managed Accounts Portfolio


BY: /s/ Kevin J. McCarthy
    --------------------------------
    Kevin J. McCarthy
    Vice President and Secretary

The following resolution was approved separately by the independent Board members:

     RESOLVED, that this Fund's participation with other management investment companies advised by Nuveen Asset Management in the purchase and maintenance of fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940, and the payment by this Fund of that portion of the premium for such coverage as may be allocated to it in accordance with its proportionate share of the aggregate net assets of the covered funds, is hereby approved.

The following resolutions were approved unanimously by the full Board:

     RESOLVED, that the officers of this Fund be and they hereby are, authorized and directed to make application for and maintain fidelity bond coverage for this Fund, jointly with such other Nuveen managed funds as they, in their judgment, shall deem advisable and to enter into an agreement substantially in the form presented to this meeting with the other insured Funds concerning such coverage as required by Rule 17g-1(f) under the Investment Company Act of 1940; and

     FURTHER RESOLVED, that fidelity bond coverage insuring the Fund and such other funds in the amount of $100 million, or such greater amounts as officers of this Fund may from time to time determine in accordance with the provisions of Rule 17g-1 of the Investment Company Act of 1940, is hereby deemed to be reasonable in form and amount and is hereby approved; and

     FURTHER RESOLVED, that the Secretary, or any Assistant Secretary of this Fund, is hereby designated the officer to make the filings and give the notices required by Paragraph (g) of Rule 17g-1.

(CHUBB LOGO)

September 18, 2009

Jason Preston
Marsh USA, Inc
500 West Monroe St.
Chicago, IL 60661

Subject: Nuveen Investments Inc

POLICY TYPE   POLICY NUMBER   EFFECTIVE DATE   UNDERWRITING COMPANY
-----------   -------------   --------------   -------------------------
ICAP BONDS      8190-0065       07/01/2009     Federal Insurance Company

Dear Jason:

This letter confirms the addition of the following fund as an additional Assured to the above specified policy effective 9/15/2009:

     -    NUVEEN NWQ EQUITY INCOME FUND

Sincerely,


/s/ Travis Pearson

Travis Pearson
SRC Sr. Underwriting Officer
Department of Financial Institutions

(CHUBB LOGO)

October 6, 2009

Jason Preston
Marsh USA, Inc
500 West Monroe St.
Chicago, IL 60661

Subject: Nuveen Investments Inc

POLICY TYPE   POLICY NUMBER   EFFECTIVE DATE   UNDERWRITING COMPANY
-----------   -------------   --------------   -------------------------
ICAP BONDS      8190-0065       07/01/2009     Federal Insurance Company

Dear Jason:

This letter confirms the addition of the following fund as an additional Assured to the above specified policy effective September 24, 2009:

     -    NUVEEN ENHANCED MUNICIPAL VALUE FUND

Sincerely,


/s/ Travis Pearson

Travis Pearson
SRC Sr. Underwriting Officer
Department of Financial Institutions

(CHUBB LOGO)

December 1, 2009

Jason Preston
Marsh USA, Inc
500 West Monroe St.
Chicago, IL 60661

Subject: Nuveen Investments Inc

POLICY TYPE   POLICY NUMBER   EFFECTIVE DATE   UNDERWRITING COMPANY
-----------   -------------   --------------   -------------------------
ICAP BONDS      8190-0065       07/01/2009     Federal Insurance Company

Dear Jason:

This letter confirms the addition of the following fund as an additional Assured to the above specified policy effective November 24, 2009:

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

Sincerely,


Stacey Meade
Department of Financial Institutions